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Exhibit (a)(1)(xx)

KUDELSKI GROUP ANNOUNCES CLOSE OF
TENDER OFFER TO ACQUIRE OPENTV

        Cheseaux, Switzerland—November 27, 2009—The Kudelski Group (SIX: KUD.VX) announced today that it has closed the subsequent offering period of its tender offer to acquire Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share. The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, November 25, 2009.

        Including those shares tendered in the initial offering period, as of expiration of the subsequent offering period, shareholders of OpenTV had tendered approximately 77,677,149 Class A shares of OpenTV, representing approximately 83% of the OpenTV Class A shares not owned by Kudelski or its subsidiaries prior to commencement of the tender offer. Kudelski has accepted for payment all shares validly tendered in the offer, including those shares validly tendered in the subsequent offering period. Upon the acquisition of the tendered shares, Kudelski will own approximately 96% of the voting rights in OpenTV.

        For additional information on the tender offer, please visit www.opentvvalue.com.

About The Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81

Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

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  Exhibit (a)(1)(xx)